BT GROUP PLC HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83

VIA EDGAR
28 August 2009
Mr Larry Spirgel

Assistant Director
Division of Corporation Finance
United States
 Securities and Exchange Commission
100 F Street N.E.
Washington
,
D.C.

20549
,
USA

Re:

BT Group plc
          Form 20-F for the fiscal year ended March 31, 2009
          Filed May 27, 2009

        File Number: 1-08819
_________________________

Dear Mr Spirgel,
The following responds to your comments as set forth in your letter dated July 21, 2009 of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding BT's supplemental response letter dated July 13, 2009. For ease of review, the headings and page numbers below correspond to the headings set forth in the letter of July 21, 2009. The Staff's comments are highlighted in bold and italics below followed by BT Group plc's (the "company", the "group" and/or "BT's") responses.
  Also for your reference, concurrent with the submission of this redacted letter via EDGAR, confidential treatment of certain portions of this response letter is being requested under the Commission's rules. This letter contains the portions of the response letter to the Commission's comments for which we do not seek confidential treatment.

Form 20-F for the fiscal year ended March 31, 2009

Item 7. Major Shareholders and Related Party Transactions, page 3

1.    We note your response to comment three from our letter dated June 17, 2009 and your disclosure of the number of your shareholders with a  U.S. address on the register of shareholders. Please note that Item 7A(2) of Form 20-F also requires disclosure of the portion of each class of securities held in the host country. Please indicate that in future filings you will disclose the portion of your ordinary shares and American Depositary Shares that are held in the  United States.

Response
:

We will disclose the portion of our ordinary shares and American Depositary Shares that are held in the
United States
 in future filings.

BT Global Services, Actions taken, page 10

Item 3. Operating cost, page 96

2.     We note your response to comment five from our letter dated June 17,  2009. Please address the following comments.

  Tell us what is meant by your statement, "the shortfall in the delivery of cost transformation activities in BT Global Services." In addition, tell us in detail the nature of this shortfall that contributed to the £1.6 billion contract and financial review charge. We understand that other factors were considered during your review of the contracts.

Response
:

The statement "the shortfall in the delivery of cost transformation activities in BT Global Services" mean
s
 that in FY 2008/09 cost reduction programmes within BT Global Services failed
to deliver actual cost reductions as quickly as
expected
. This slower
 delivery
 of these programmes
 required us to reassess
 our
 future cost projections. However
,
 this was not the only factor that contributed
 to
 the
contract and financial review charges of
£1.6

billion.
The charges also reflected the impact of
the status
 of ongoing commercial negotiations on two major
contracts
,
 the current economic outlook and the
deterioration in the global economy
. In light of these factors, our future revenue and costs forecasts for our
 long term contracts needed to be revised
,
 where appropriate
. As a result of these revised forecasts
,

loss provisions were recognised for contracts which were assessed as loss making and some contract assets were no longer considered to be recoverable and had to be written off.
•	We note that £1.2 billion of the charge was related to two contracts. For these contracts, please tell us the following:
o	The last time the contracts were reviewed
o	The duration of the contracts
o	The nature of the ongoing commercial renegotiations of the contracts including what occurred to require such renegotiations, if you have a practice of renegotiating your contracts, and why the renegotiations "will significantly affect the expected final scope of the original contracts." In addition, tell us when you began renegotiating these contracts.
o	Why the contracts were required to be specifically reviewed now and not previously.
o	In more detail, the reasons why the contracts are more complex and different from the remaining contracts that are "reviewed as part of the normal ongoing contract review cycle." Include in your response the nature of "the complexity of the contract deliverables" and "the financial risks" involved. In addition, tell us how you evaluated the complexity of the contracts and concluded that you could reliably estimate their performance, future revenues and future costs.
o	In more detail, how you evaluated "the shortfall in the delivery of cost transformation activities in BT Global Services, the deterioration in the global economy, the current economic outlook and the status of ongoing commercial re-negotiations" in concluding that you were required to revise to the contract performance, future revenues and future costs.

The two contracts
to which the £1.2

billion charge relates
are herein referred to as Contract A and Contract B.

  The last time the contracts were reviewed
Response:
Contracts
 A and B
 are not subject to single periodic reviews, but are subject to multiple levels of review on a regular
basis
.
 The contracts have dedicated operational and finance teams who monitor
operational data such as service level metrics on a daily
 and / or
weekly basis as appropriate. The finance teams prepare monthly contract
-
specific financial information which is reviewed by the relevant contract
management team. Contract lifetime revenue, cost and
cash flow
 forecasts are updated quarterly. The BT Global Services CFO
,
 supported by an independent team
,
 also reviews contract performance and updated forecasts
on a
 quarterly
 basis
.
This multi level review process has been in place since
Contracts
A
and B were signed. As a result of this review process
, BT had recorded
a contract
loss
provision
 for C
ontract A

in a prior period
.

The Board Audit Committee and Board of Directors also reviewed BT Global Services major contracts, including
Contracts
A and B, on a regular basis during
FY
2008/09.

  The duration of the contracts
Response:
The duration of
Contract A
is
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
.

The duration of
Contract B
is
 [
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
.

  The nature of the ongoing commercial renegotiations of the contracts including what occurred to require such renegotiations, if you have a practice of renegotiating your contracts, and why the renegotiations "will significantly affect the expected final scope of the original contracts." In addition, tell us when you began renegotiating these contracts.
Response:
We do occasionally re-negotiate our contracts, usually due to changes in
customer requirements
 or

significant operational, commercial
,
 technological or other changes which arise over the contract life,
 and

which
were not envisaged at the outset.

For Contract A
,
 the latest

contract re-
negotiations commenced
after
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]

due to significant
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
 imposed changes over and above the
scope of the
original contract. For Contract B
,
 due to a number of factors, including changes
 in our customer's requirements, the impact of technological developments and
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
, BT and B

commenced formal re-negotiation of the contract
 in
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
.

For both Contract A and B, the commercial re-negotiations had not concluded as at 31 March 2009.
For
Contract A, given the
significance of the changes in
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
 requirements and for Contract B, given the nature
,
 complexity
and status
of the re-negotiations, both are expected to significantly affect the final scope of the original contracts.

Please see Annex for further explanation of the nature of the contract re-negotiations.

  Why the contracts were required to be specifically reviewed now and not previously.

Response

As noted above, both Contracts A and B are subject to a
regular
, multi-level review process which has been in place since the contracts were signed.

  In more detail, the reasons why the contracts are more complex and different from the remaining contracts that are "reviewed as part of the normal ongoing contract review cycle." Include in your response the nature of "the complexity of the contract deliverables" and "the financial risks" involved. In addition, tell us how you evaluated the complexity of the contracts and concluded that you could reliably estimate their performance, future revenues and future costs.

Response

Contract A is a
n
 IT services and software development contract,
with software applications
being
 [
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
.

Contract B is
a managed network services and
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
 distribution contract, covering multiple end user sites
located in
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
.

Both Contract
s
 A and B have financial risks associated with the recovery of any contract assets held on the balance sheet and the risk of becoming loss making, or more loss making than previous forecasts had indicated.

Please see Annex for further explanation of the complexity of the contracts.

Although both contracts are complex, they are broken down into a number of key deliverables. Detailed assumptions are made on how and when the deliverables will be rolled out, which are used to underpin the preparation of revenue and costs forecasts. These deliverables and assumptions are reviewed and agreed on a quarterly basis that allows detailed estimates to be completed. The revenue forecast is primarily driven by the
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
 plan using prices as set out in the contract for Contract A or best estimates of future expected customer volumes for Contract B. All expected
costs are included in the costs forecast based on the
 expected
 level of activity and contractual spend with suppliers.
Additional risks are identified and tracked on a risk register which is discussed in regular

operational meetings.
T
he identified risks are included at a weighted value in the determination of costs over the duration of the
contract
. These are subject to the quarterly operational reviews before they are included in any
 forecasts
.

For
both
Contract A and B, the commercial
re-
negotiations had not concluded as at 31 March 2009, however they were sufficiently advanced that BT was able to make reasonable estimates of the future revenue and costs on these contracts, reflecting management's view of the most likely outcome.
Management's updated
 assessment indicated that
a

further
 loss provision was required for
Contract A and that
Contract
B
had become loss making
.
As a result, the associated loss provisions needed
 to
 be
 recognised
 in the income statement
 for FY 2008/09
.
In addition contract assets which were no longer considered to be recoverable needed to be written off.

  In more detail, how you evaluated "
  the shortfall in the delivery of cost transformation activities in BT Global Services, the deterioration in the global economy, the current economic outlook and the status of ongoing commercial re-negotiations" in concluding that you were required to revise to the contract performance, future revenues and future costs.

Response

These were all factors which were taken into account when updating the future revenue and cost projections for Contract
s
 A and B during FY 2008/09.

The following table summarises the impact of the stated factors in FY 2008/09 compared with FY 2007/08 for Contract A
.

Contract A	2007/08	2008/09
Cost transformation activities	No specific impact on Contract A of cost transformation activities
No specific impact on Contract A of cost transformation activities. The primary issue in 2008/09 had been an increase in estimated costs required to deliver
 [
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
.

Global economy and current economic outlook	No major impact in 2007/08.	Pressure on customer spending became far more pronounced in 2008/09.
Status of customer relationship and ongoing commercial re-negotiations	The current negotiation had not yet commenced.
In 2008/09 negotiations commenced on how
BT
 could recover costs for the
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
on the contract and move to a
different
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
to
that
specified in
the
original
contract.

The following table summarises the impact of the stated factors in FY 2008/09 compared with FY 2007/08 for Contract B
.

Contract B	2007/08	2008/09
Cost transformation activities	Global Services cost transformation plans were in place.
Cost reductions were not being delivered as quickly as had been expected. This called into question future cost reduction assumptions which had been used in the earlier forecast.
The impact of delays in
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
and the implications for future cost forecasts became clear in 2008/09. An increased understanding of
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
added further costs to the contract lifetime cost estimate

Global economy and current economic outlook	Perception of reduced but ongoing growth in global economy and financial sector.
Global economic crisis -
resulted in the
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
. Discussions with
our
 customer during 2008/09 along with our interpretation of the current economic outlook suggested BT was exposed to
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
.

Status of customer relationship and ongoing commercial re-negotiations	Contract re-negotiations had not commenced
Contract re-negotiations started in
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
and

were still
ongoing
 at 31 March 2009.
These negotiations were also impacted by
[
CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE COMMISSION
]
. Some of the services previously provided by BT
under the contract
were no longer required

In connection with our response to your comments the company acknowledges that:
  It is responsible for the adequacy and accuracy of the disclosures in the filings;
  Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filings; and
  It may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the
  United States
  .
Should you have any questions or comments regarding our responses please call me at + 44 20 7356 5134 or Glyn Parry, Director of Group Financial Control at + 44 20 7356 4742.

Yours sincerely
/s/ Tony Chanmugam

Tony Chanmugam
Group Finance Director
BT Group plc

Copies to:
BT Group plc

Glyn Parry

PricewaterhouseCoopers LLP
Simon Friend

Linklaters LLP
Steve Thierbach

Annex

[CONFIDENTIAL INFORMATION HAS BEEN O
MITTED AND FURNISHED SEPARATELY
TO THE COMMISSION]